Exhibit 3.2
AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION
OF
11.0% CUMULATIVE CONVERTIBLE PREFERRED SHARES, SERIES A-1
OF
CENTERLINE HOLDING COMPANY
This Amendment (this “Amendment”) to the Amended and Restated Certificate of Designation (the “11.0% COD”) of 11.0% Cumulative Convertible Preferred Shares, Series A-1 (the “11.0% Preferred Shares”) of Centerline Holding Company, a Delaware statutory trust (“Centerline”), was duly approved by the requisite holders of the 11.0% Preferred Shares, and is hereby elected to be adopted by Centerline, effective as of March 5, 2010 (the “Effective Date”).
RECITALS:
WHEREAS, Centerline (i) has entered into a purchase and sale agreement, by and among C-III Capital Partners LLC (“Newco”), on the one hand, and Centerline and certain of its subsidiaries, on the other hand, pursuant to which Newco will acquire (a) Centerline’s assets comprising the former ARCap Investors LLC business and certain other assets and (b) newly issued Special Shares (as defined below); and (ii) has and/or will be entering into various agreements with certain of its lenders, creditors and claimants to restructure certain of its other outstanding debt obligations and a management agreement with an affiliate of Newco pursuant to which it will provide executive management services to Centerline (the “Transaction”);
WHEREAS, as a condition to consummating the Transaction, Centerline must be recapitalized pursuant to which it is contemplated that the outstanding 4.40% Cumulative Perpetual Convertible Community Reinvestment Act Preferred Shares, Series A-1 of Centerline (the “4.40% Preferred Shares”), the Community Reinvestment Act Preferred Shares of Centerline, the Series A Convertible Community Reinvestment Act Preferred Shares of Centerline and the 11.0% Preferred Shares will (i) be surrendered to Centerline and cancelled in exchange for the issuance by Centerline of Special Series A Shares of Centerline (“Special Shares”), with the rights and privileges set forth in the Certificate of Designation of the Special Shares (the “Special Share COD”) attached hereto as Exhibit A, (ii) at Centerline’s option in its sole and absolute discretion, in the case of the 4.40% Preferred Shares, be reclassified into Special Shares by means of an amendment and restatement of the certificate of designation of the 4.40% Preferred Shares in its entirety as provided in the Special Share COD, and/or (iii) in the case of the 11.0% Preferred Shares, be reclassified into Special Shares by means of an amendment and restatement of the 11.0% COD as provided in the Special Share COD;
WHEREAS, Section 5.c. of the 11.0% COD requires the affirmative vote or consent of the holders of a majority of the outstanding 11.0% Preferred Shares in order to amend the 11.0% COD;
WHEREAS, in connection with the consummation of the Transaction and in accordance with Section 5.c. of the 11.0% COD, Related Special Assets LLC, a Delaware

limited liability company (“RSA”), as the holder of a majority of the outstanding 11.0% Preferred Shares, has consented to the amendment and restatement of the 11.0% COD in its entirety as set forth herein pursuant to that certain Omnibus Agreement among RSA, Centerline and other signatories dated as of March 5, 2010; and
WHEREAS, the Board of Trustees of Centerline has duly approved and adopted this Amendment and the terms hereof and caused Centerline to elect (as evidenced by its execution hereof) to adopt this Amendment.
NOW THEREFORE, in light of the foregoing facts and in consideration of the respective undertakings contemplated herein, it is hereby agreed as follows:
A.	AMENDMENTS
On and effective as of the Effective Date (i) the 11.0% COD is hereby amended and restated in its entirety as provided in the Special Share COD attached hereto as Exhibit A; (ii) all of the 11.0% Preferred Shares issued and outstanding immediately prior to the Effective Date, are hereby automatically governed by the Special Share COD; (iii) each holder of the 11.0% Preferred Shares shall automatically be deemed to own a number of Special Shares equal to the product (rounded up to the closest whole number, if a fractional share results) of the total original issuance price for the 11.0% Preferred Shares held by such holder, divided by $354,164,807.96, multiplied by 14,590,237.40; and (iv) all of the certificates that, immediately prior to the Effective Date, collectively represented the 11.0% Preferred Shares shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, be deemed surrendered and cancelled.
B.	MISCELLANEOUS
1. Delivery of Special Share Certificates. As soon as practicable after the Effective Date, Centerline shall deliver to each holder of the 11.0% Preferred Shares a certificate evidencing the Special Shares owned by such holder.
2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws, all rights and remedies being governed by such laws.
3. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the party hereto, the holders of the 11.0% Preferred Shares, the holders of the Special Shares and all other parties to the Trust Agreement (as defined in the Special Share COD) and their permitted successors, legal representatives and assigns.
4. Severability. Each provision of this Amendment is intended to be severable. If any term or provision of this Amendment is illegal or invalid for any reason, such illegality or invalidity will not affect the legality or invalidity of the remainder of this Amendment.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has duly executed this Amendment as of the Effective Date.

CENTERLINE HOLDING COMPANY
By:	/s/ Marc D. Schnitzer
	Name:	Marc D. Schnitzer
	Title:	President & Chief Executive Officer